August 2, 2007

VIA FACSIMILE AND EDGAR

William H. Choi

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F St., N.E.

Washington, D.C. 20549

Re:	Diedrich Coffee, Inc.

SEC Comment Letter dated August 1, 2007

File No. 0-21203

Dear Mr. Choi:

As discussed with Mr. Andrew Blume of the U.S. Securities and Exchange Commission via telephone on August 2, 2007, Diedrich Coffee, Inc. (the “Company”) will submit a letter responding to the letter referenced above (the “SEC Comment Letter”) by August 31, 2007 rather than the original deadline of ten business days within the date of the SEC Comment Letter. We appreciate the deadline extension, which will allow the Company to properly formulate a response to your comments.

Sincerely,

Sean M. McCarthy
Chief Financial Officer

cc:	Stephen V. Coffey, Diedrich Coffee, Inc.

John M. Williams, Gibson, Dunn & Crutcher LLP

David C. Lee, Gibson, Dunn & Crutcher LLP